INVEST IN **ZENCASTR**

Zencastr is an all-in-one podcasting platform focused on podcaster success


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zencastr.com Delaware Ohio

LEAD INVESTOR



Gavin Christensen Founder and General Partner Kickstart Fund

Kickstart is proud to be the lead investor in Zencastr. We love the deep technical ability of this team and the bootstrapping DNA that got them to the point where we first invested. These are creators building for creators. They have worked very hard to build an incredible suite of products. From high-quality recording to translation to hosting to the ability to be found and market your podcast. Their best-in-class set of tools allows creators at all levels to create amazing work, increase engagement and monetize. Now its time to really go to market!

Invested $50,000 this round & $3,250,000 previously

Highlights

1. Podcast market is white hot
2. Zencastr is a already a dominant player with 15% of active podcasters using our platform

Our Team



Josh Nielsen CEO

Bootstrapping Zencastr to 1.7m ARR



Adrian Lopez CPO

Pitch


zencastr

The market: Podcasting is exploding. Revenues are forecasted to grow to $150B by 2030

41%
Percent of US population 12+ who listened to a podcast this month

100%
Podcast advertising was the fastest growing digital advertising channel in 2021. Beating out every other channel by 100%


GLOBAL PODCASTING MARKET OVERVIEW
MARKET SIZE
2021
13,785 (USD Million)
31.2% CAGR
MARKET BY REGION
KEY PLAYERS
Podcasting Market

2019
The first year that more minutes per user of audio were listened to via digital audio instead of radio

-11%
Radio listenership decline from 2018 to 2020



Apple, Inc.
Pandora Media, LLC
Soundcloud Limited
Audacy, Inc.
Megaphone LLC
Others
2018-2030 (USD Million)
13.78%
DRIVERS
RESTRAINTS
Slow Internet Access
Source: www.acumenresearchandconsulting.com

Zencastr

Makes it easy to create, grow, and monetize a podcast.

- Remote recording HD audio/video
- Automatic Editing
- Audio Hosting
- Monetization
- AI powered growth and targeting

Revenue	$2M ARR + $200k Advertising YTD
Model	Freemium SAAS & Advertising
Avg Session Duration	42 minutes
Market Penetration	15% of active podcasters
People participating on podcasts	~204,000
# of podcasters on the platform	~31k
Paid Users	8671
LTV	$789
Coolest Guest Recently	Matthew McConaughey



stripe
Sam Harris
Host of the "Making Sense" podcast
Tim Ferriss
"The Tim Ferriss Show" Podcast
Babak Nivi
Founder of AngelList

Podcasting is **not** a winner take all market

So who wins podcasting?

Spotify

Spotify is a billion dollar market cap company competing against trillion dollar market cap companies. Spotify spent over $1B on podcasting only to remain the #2 player behind Apple.

Apple

Apple has shown it will move against dominant players on their platforms who threaten their business model E.G. iOS 14 which shaved 20% off of Metas marketcap.



Apple
Spotify
45.0%
40.0%
35.0%
30.0%
25.0%
20.0%
Podcast App Marketshare
April 2021
May 2021
June 2021
July 2021
August 2021
September 2021
October 2021
November 2021
December 2021
January 2022
February 2022
March 2022

The future of podcasting won't be a single consumption platform. It will look like the unbundling of TV into streaming apps.

In a fragmented distribution market it is the content networks that thrive


tv+
NETFLIX
HBO max
hul

Today, 100% of the top 100 podcasts are produced by networks

TRITON

September 2022 U.S. Podcast Report

TOP 100 PODCASTS

Based on Average Weekly Downloads in the USA

Rank	Podcast	Sales Network	Sales Representation	# Of New Episodes	Rank Change
1	NPR News Now	NPR	National Public Media	840	↑ 1
2	Crime Junkie	audiochuck	SXM Media	7	↓ 1
3	Morbid	Wondery	Wondery Brand Partnerships	15	↑ 2
4	The Ben Shapiro Show	Cumulus Podcast Network	Cumulus Podcast Network/Westwood One	27	↓ 1
5	Dateline NBC	NBCUniversal News Group	SXM Media	12	↓ 1
6	Up First	NPR	National Public Media	35	-
7	The Dan Bongino Show	Cumulus Podcast Network	Cumulus Podcast Network/Westwood One	33	-
8	My Favorite Murder with Karen Kilgariff and Georgia Hardstark	Wondery	Wondery Brand Partnerships	11	-
9	Fresh Air	NPR	National Public Media	30	-
10	SmartLess	Wondery	Wondery Brand Partnerships	5	-
11	The NPR Politics Podcast	NPR	National Public Media	25	↑ 1
12	Pod Save America	Stitcher Media	SXM Media	11	↓ 1
13	Last Podcast On The Left	Stitcher Media	SXM Media	10	-
14	The Charlie Kirk Show	Salem Podcast Network	Salem Media Group	84	↑ 1
15	Conan O'Brien Needs A Friend	Stitcher Media	SXM Media	10	↓ 1
16	Planet Money	NPR	National Public Media	10	↑ 1
17	Hidden Brain	Hidden Brain Media	SXM Media	5	↑ 1
18	CNN 5 Things	WarnerMedia	WarnerMedia	140	↑ 1
19	Mark Levin Podcast	Cumulus Podcast Network	Cumulus Podcast Network/Westwood One	31	↓ 3

Why do podcasters join networks?

Creating a successful podcast is a massive investment of time and money



Pre-production	Guest Prospecting	Scheduling	Guest Research	Guest Preparation	Equipment Setup						
Production	Equipment Check	Conference Call	Record Call	Create Notes	Transfer Files						
Post-production	Edit Audio	Edit Video	Transcribe	Host	Distribute						
Marketing	Research Audience	Engage Community	Create Promos	Social Posting	Create Audiograms	Research Cross-Promos	Cross-Promo Outreach	Guest Engagement	Research for a guest spot	Become Guest	Buy Ads
Advertising	Find Advertisers	Vet Advertisers	Campaign Creative	Ad production	Brand QA	Incorporate Feedback	Publish	Monitor Campaign	Metrics Reporting?	Brand Feedback	Capture Testimonial
Alternate Monetization	Substack Management	Patreon Management	Merchandise Development	Merchandise Management	Monetization Promotion	Shipping	Social Engagement	Affiliate Management			

6 hrs to publish a single episode + **$190** Expenses per month + **14+** Tools used + **10** Skill Sets

The Problem: Traditional podcast networks are human powered and cannot scale.

$30K - $100K
Top Network's Cost Per Episode

0.8/1
Network's Headcount to Show Ratio

The solution: Zencastr's scalable all-in-one platform

Creation



Recording Rooms | Monetization | Podcast Editing | Listener Analytics | Video Podcast

Growth + Monetization



Campaign Manager | Shortlink Tracking | Payment Integration | Campaign Analytics | Brand Safety



ZEN.AI
Relevant In-Network Podcasts
vino vest
Brands
Paid Guests
Tens of Thousands of Creators
Hundreds of Millions of Listeners
Zencastr's AI pipeline can match entities with a high degree of confidence on these vectors:
• Context, Sentiment, Location, Date, Category, Speaker Gender, Engagement



Traditional Podcast Networks
Human Powered
Expensive and limited to dozens of podcasts
Zencastr Creator Network
Automated
Tens of thousands of podcasts
Tens of thousands of investments



Within one year our network has grown to 5.5M monthly downloads
We are already the #16 Network in the world!
TRITON
September 2022 U.S. Podcast Report
TOP 20 SALES NETWORKS
Based on Average Weekly Downloads in the USA
Zencastr Creator Network

Rank	Sales Network	Sales Representation	# Of Active Podcasts	Average Weekly Downloads	Average Weekly Users	Rank Change
1	Stitcher Media	SXM Media	500+	57,020,272	14,472,134	-
2	Audacy Podcast Network	Cadence13	500+	33,989,825	8,911,183	-
3	NPR	National Public Media	64	32,461,990	6,633,441	-
4	Wondery	Wondery Brand Partnerships	202	30,497,813	7,553,237	-
5	Cumulus Podcast Network	Cumulus Podcast Network/Westwood One	417	19,794,430	3,918,036	-
6	Audioboom	Audioboom	500+	15,837,879	5,306,797	-
7	NBCUniversal News Group	SXM Media	58	11,516,934	3,149,053	-
8	Paramount	Paramount	122	7,109,236	1,611,726	-
9	Kast Media	Kast Media	66	5,086,356	1,817,658	↑ 1
10	WarnerMedia	WarnerMedia	168	5,035,548	1,826,481	↓ 1
11	Salem Podcast Network	Salem Media Group	500+	3,081,910	607,273	-
12	All Things Comedy	All Things Comedy	66	2,511,258	1,011,371	-
13	Studio71	Studio71	173	2,281,314	1,009,608	-
14	The Roost Podcast Network	Rooster Teeth Productions	92	1,984,837	798,137	-
15	Cloud10	Cloud10	[illegible]	1,880,535	673,186	-
16	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	↑ 1
17	Headgum	Gumball	83	726,848	325,082	↓ 1
18	Beasley Media Group	Beasley Media Group	187	641,950	157,152	↑ 1
19	Focus On the Family	Focus On the Family	15	632,732	94,156	↓ 1
20	CBC/Radio-Canada	Acast	266	600,972	174,297	Return



We are on track to become the #4 network
Driven by converting existing Zencastr platform users into the network
500M
400M
300M
200M
100M
0
500M
Monthly Listens of Non-Network Zencastr Users
Today
5,524,954
listens a month
1% Acquired
Q3 2023
89,741,554
listens a month
17.9% Acquired
Monetizeable In-Network Listens
Q3 '22
Q4
Q1 '23
Q2
Q3
Q4
Q1

This slide contains forward projections which cannot be guaranteed.



Flywheel
Create
Distribute
Grow
Monetize
Give Back
User Journey:
Creation with Zencastr creation tools
Distribution via Zencastr content marketing tools
Cross promote podcast against other podcasts for growth
Start Monetization w audience grown from cross promotion + marketing tools
PLG into newly established audience
Revenue:
$ from creator subscription / paid guest matching
$ for video bandwidth tiers
$ from paid boosts
$ from listener monetization: Ads, content subscriptions
New user acquisition
Use contextual/
SEO from transcriptions.

Data Journey:	Generate ML training data via custom voice technology stack	signals from 1st party data + social analytics integrations	on relevant shows as determined by Zen ai	engagement data from step 2 to match brands to audiences	Watermarked content. Zencastr consumption destination conversion.

Direct Sold Ads

We work with the top brands in podcasting

betterhelp	Athletic Greens	stamps.com	Basecamp	+Babbel
#1 podcast ad buyer	#9 podcast ad buyer	#10 podcast ad buyer	+ Renewal	

10x
YOY Growth

$203K
Year To Date

25%
of Zencastr's monthly revenue

Paid Podcast Growth

Zencastr paid podcast promotion grows podcasters audience **375%**

- **Starting Audience:** 8K a month
- **Spend with Zencastr:** $5,000
- **Current Audience:** 30K a month
- **Campaign Time Frame:** 3 months (can be shortened)



HOSTED BY Ellen Yin
cubicle
TO CEO

	Free	Paid $20/mo	Network Tier 1	Network Tier 2	Network Tier 3
Network Tools	Usage Based	Usage Based	Unlimited	Unlimited	Unlimited
Affiliate Advertising			✓	✓	✓
Paid Rooms		✓	✓	✓	✓
Patronage		✓	✓	✓	✓
Tipping		✓	✓	✓	✓
CPM Audio Adverdsing				✓	✓
CPM Video Advertising				✓	✓
Social Advertising				✓	✓
Paid Guest Matching				✓	✓
IP Development					✓

Ad Network Revenue Model

Active Users	28,291
Podcasts Per User	1.5
Ad Pods Per Podcast	1
Ad Slots Per Podcast	2.35
Zencastr Published	Total Network
Zencastr Ad RevTake	40%

Annual Revenue Forecast

GROSS	$249,341,484
ZENCASTR NET	$99,736,596

Creator Acquisition Is profitable for us

Zencastr subsidizes podcast via ad buys



UFO Podcast - Generated Zencastr Subscription LTV
LTV Actual
$ 12,600.00



Zencastr runs ads on a podcast to get them to switch their hosting to our platform. The ad is for the Zencastr subscription service.
Zencastr sells remaining ads in podcast
Zencastr helps the podcaster sell the rest of
Podcast ads for Zencastr subscriptions pay back
Ads for Zencastr subscription pay for original podcast ad buy after 1-5 months. Subscription revenue + ad rev share allow us to pay for the next podcaster to join
$ 10 000.00
$ 7 500.00
$ 5 000.00
$ 2 500.00
$ -
07-21
08-21
09-21
10-21
11-21
12-21
01-22



The Team

Taxonomy of a new network

AI Engineering:
- 3 Team Members
- Chin Lee, Advisory Consultant, Ex Bell Labs
- 500 Papers, 30 Patents, >33K Citations

Community:
- Tariq, Director of Community, Ex-TikTok

Ads:
- Meghan, Senior Pricing Strategist, Ex-Viacom
- Ryan, Sales

Media Engineering:
- Cyril, First Engineer at Viber
- Dr Owen, PHD in Digital Signal Processing

Application Engineering:
- Dr Rui, PHD in Symbolic AI
- 14 Team Members

Technical Support:
- 10 Team Members

Data:
- David, Ex-TikTok Data Science

Mobile Engineering:
- 2 Ex-Lyft engineers

Finance and Payments:
- 1 Team Member

We're Raising 3 million dollars

10 months runway

89M in distribution

Strong Series A (8M - 10M)

$2m Committed

Lead by KICKSTART

Appendix

Tier 3 IP Equity

- Identify the creators early through data before they become tier 3 creators
- Take a fraction of the IP/ Copyright in exchange for extended promotion and support
- Market these users with the excess cross promotion inventory to grow our investment



Podcast Acquisition Prices
$2,500
$2,000
$1,500
$1,000
$500
$0
$/CPM
07/01/2019
01/01/2020
07/01/2020
01/01/2021
Acquisition Date

Spotify says it paid $340M to buy Gimlet and Anchor

Joe Rogan's Spotify Deal Allegedly Worth $200 Million, Doubling Initial Report

"Smartless" podcast goes to Amazon Music for $80M reported. Not entirely exclusive.

Scripps Agrees To Sell Podcasting Business To SiriusXM For $325 Mln - Quick Facts

Podcasts are the next big development deal



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